YOUNGEVITY INTERNATIONAL, INC.
2400 Boswell Road
Chula Vista, California 91914
(619) 934-3980

February 10, 2016

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Mara Ransom

Re:	Youngevity International, Inc. Registration Statement on Form S-1 Filed December 29, 2015, as amended February 9, 2016 File No. 333-208787

Dear Ms. Ransom:

Youngevity International, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. on February 12, 2016 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that: (i) should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

YOUNGEVITY INTERNATIONAL, INC. By: /s/ Stephan Wallach Stephan Wallach, Chief Executive Officer